May 20, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Mr. Vincent J. Di Stefano, Senior Counsel

Re:	ClearBridge Energy MLP Fund Inc.

Registration Statement on Form N-2, File Nos. 333-166021 and 811-22405

Ladies and Gentlemen:

On behalf of ClearBridge Energy MLP Fund Inc. (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on April 13, 2010, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”), filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by facsimile from the staff of the Commission (the “Staff”) on May 19, 2010, relating to the Registration Statement. For convenience of reference, the comments of the Staff have been reproduced herein in summary form. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

Prospectus Cover

1. How does the Fund determine whether MLPs are in, or “engaged in” the energy sector? See, Rule 35d-1 under the Investment Company Act of 1940.

In response to the Staff’s comment, pages i, 2 and 32 of the Registration Statement have been revised to state the following:

The Fund considers an entity to be within the energy sector if it derives at least 50% of its revenues from the business of exploring, developing, producing, gathering, transporting, processing, storing, refining, distributing, mining or marketing natural gas, natural gas liquids (including propane), crude oil, refined petroleum products or coal.

2. Please ensure that this disclosure is prominent. See, Item 1.1.j of Form N-2.

In response to the Staff’s comment, the Fund has bolded the disclosure regarding “No Prior Trading History” on the cover page of the prospectus.

3. Please confirm that the pricing table and preceding two paragraphs of narrative disclosure are located on the outside front cover page of the prospectus.

In response to the Staff’s comment, the Fund confirms that the pricing table and the preceding two paragraphs of narrative disclosure are located on the outside front cover page of the prospectus.

4. Please remove the line item “Estimated Offering Expenses” from the pricing table and place in a footnote to the table.

In response to the Staff’s comment, the Fund has removed the line item “Estimated Offering Expenses” from the pricing table. The estimated offering expenses are described in footnote 3 to the pricing table.

5. Please delete the word “may” from the first sentence of footnote 2 to the pricing table, and state that LMPFA has agreed to pay…

In response to the Staff’s comment, the cover page of the Registration Statement has been revised to state the following:

“Legg Mason Partners Fund Advisor, LLC (“LMPFA”) (and not the Fund) has agreed to pay each of , and , from its own assets a structuring fee for advice relating to the structure, design and organization of the Fund as well as for services related to the sale and distribution of the Fund’s Common Stock. LMPFA (and not the Fund) may also pay certain qualifying underwriters from its own assets a structuring fee, sales incentive fee or additional compensation in connection with the offering. The sum of all compensation to the underwriters in connection with this public offering of Common Stock, including the sales load, the structuring fees or sales incentive fees and all forms of additional payments to the underwriters, will not exceed 9.0% of the total public offering price of the Common Stock sold in this offering. See “Underwriting.”

6. Please state in your response letter whether FINRA has reviewed and approved the proposed terms, compensation, and other considerations of the underwriting arrangements contained in the registration statement.

In response to the Staff’s comment, the Fund represents that the proposed terms, compensation, and other considerations of the underwriting contained in the Registration Statement will be filed with FINRA for review and approval prior to the effectiveness of the Registration Statement.

7. Please confirm that the Fund does not intend to issue preferred stock or debt in the upcoming year. If the Fund does so intend, please include the additional costs in the fee table.

In response to the Staff’s comment, the Fund confirms that it does not intend to issue preferred stock in the coming year. The Fund, however, does intend to borrow money from certain financial institutions and/or issuance of debt securities. The Fund has included an estimate of the cost of such borrowings in the fee table.

Prospectus

8. In the paragraph titled “Debt Securities”, please clarify that below investment grade debt is also known as “junk”.

In response to the Staff’s comment, page 5 of the Registration Statement has been revised to state the following:

“The Fund may invest up to 20% of its Managed Assets in debt securities of MLPs and other issuers, including debt securities rated below investment grade (that is, rated Ba or lower by Moody’s Investors Service, Inc. (“Moody’s”), BB+ or lower by Standard & Poor’s Ratings Group (“S&P”) or Fitch Ratings (“Fitch”), comparably rated by another nationally recognized statistical rating organization (“NRSRO”), or, if unrated, determined by ClearBridge to be of comparable credit quality). These securities are commonly called “high yield” or “junk” bonds.”

9. Please disclose that shareholders will receive 60 days advance written notice if the Fund’s 80% policy is to be changed.

In response to the Staff’s comment, pages 2 and 32 of the Registration Statement have been revised to state the following:

“The Fund may not change its policy to invest at least 80% of its Managed Assets in MLPs in the energy sector unless it provides stockholders with at least 60 days’ written notice of such change.”

10. In the paragraph titled “Other Equity Securities”, please explain how issuers will be determined to be “engaged primarily in the energy sector.”

In response to the Staff’s comment, pages i, 2 and 32 of the Registration Statement have been revised to state the following:

“The Fund considers an entity to be within the energy sector if it derives at least 50% of its revenues from the business of exploring, developing, producing, gathering, transporting, processing, storing, refining, distributing, mining or marketing natural gas, natural gas liquids (including propane), crude oil, refined petroleum products or coal.”

11. Please furnish us with a representation that the Fund will disclose estimates of the tax characteristics of its distributions in its quarterly reports, even though its tax numbers cannot be finalized until its fiscal year-end. Estimates of the tax characterizations of the

Fund’s distributions in its periodic reports will alert shareholders to potential year-end tax consequences.

In response to the Staff’s comment, the Fund represents that it will comply with the requirements of Section 19 of the Investment Company Act and Rule 19a-1 thereunder, which generally require investment companies to mail to shareholders a written statement indicating the portion of any distribution made from any source other than net income. The Fund respectfully submits that compliance with the foregoing requirements is an effective method to alert shareholders to potential year-end tax consequences.

12. Please include summary descriptions of all principal risks of investing in the Fund in this section.

In response to the Staff’s comment, the Fund confirms that it has included descriptions of all principal risks under the sub-caption entitled “Special Risk Considerations.”

13. Please include in this section a list of the disadvantages of investment in the Fund compared to direct investment in MLPs, e.g., “duplication of fees.”

In response to the Staff’s comment, the Fund respectfully submits that there are no material disadvantages of an investment in the Fund compared to a direct investment in MLPs. The Fund respectfully submits that there is no duplication of fees. The Fund acknowledges that general partners or managing members of master limited partnerships (“MLPS”) typically receive incentive allocations, for operating and managing the MLP. The management fees payable by shareholders of the Fund are for ClearBridge’s active management of a portfolio of MLPs and not for management of the MLPs.

14. Please clarify which management services LMPFA, rather than ClearBridge, will provide to the Fund.

In response to the Staff’s comment, page 10 of the Registration Statement has been revised to state the following:

“LMPFA will be the Fund’s investment manager. LMPFA, a wholly-owned subsidiary of Legg Mason Inc. (“Legg Mason”), is a registered investment adviser and supervises the day-to-day management of the Fund’s portfolio by ClearBridge. In addition, LMPFA performs administrative and management services necessary for the operation of the Fund, such as (1) supervising the overall administration of the Fund, including negotiation of contracts and fees with and the monitoring of performance and billings of the Fund’s transfer agent, stockholder servicing agents, custodian and other independent contractors or agents; (2) providing certain compliance, Fund accounting, regulatory reporting and tax reporting services; (3) preparing or participating in the preparation of Board materials, registration statements, proxy statements and reports and other communications to stockholders; (4) maintaining the Fund’s existence and (5) maintaining the registration and qualification of the Fund’s shares under federal and (if required) state laws.

15. Under the discussion sub-captioned “Summary of Fund Expenses,” From the second sentence of the narrative paragraph preceding the table, please delete the words “and ‘Total Annual Expenses’.” Also, please delete the last sentence of the paragraph.

In response to the Staff’s comment, the Fund has revised the narrative paragraph preceding the table to state following:

“The purpose of the following table and example is to help you understand all fees and expenses that you, as a holder of Common Stock, would bear directly or indirectly. The expenses shown in the table and related footnotes are based on estimated amounts for the Fund’s first full year of operations and assume that the Fund issues approximately                  shares of Common Stock.”

16. Disclosure elsewhere in the prospectus indicates the Fund may invest in other investment companies and sell stocks short, yet the fee table contains no line item for acquired fund fees and expenses or payment of dividends on stocks sold short. Please explain this apparent inconsistency, or make the appropriate changes to the fee table.

In response to the Staff’s comment, the Fund represents that it does not intend to invest in other investment companies or sell stocks short during the next 12 months. Therefore the Fund has not included acquired fund fees and expenses or payment of dividends on stocks sold short in the fee table.

17. Please add a line item to the fee table disclosing any estimated income tax expenses.

In response to the Staff’s comment, the Fund respectfully submits that it cannot add a line item to the fee table disclosing estimated income tax expense. The Fund respectfully submits that a tax expense estimate cannot be accurately or reliably predicted.

18. Please delete footnotes 5 and 6, as they are repetitive.

In response to the Staff’s comment, the Fund has deleted footnote 6. With respect to footnote 5, the Fund respectfully submits that footnotes 5 offers investors valuable information, specifically the assumed annual interest rate expense on the amount borrowed payable by the Fund.

19. Please delete from the first sentence of footnote 7 the words “in this footnote” and “Unlike the table above however, the table below”. Insert a comma after “Common Stock”, and change “assumes” to “assuming.”

In response to the Staff’s comment, page 30 of the Registration Statement has been revised to state the following:

“The table presented below estimates what the Fund’s Total Annual Expenses would be, stated as percentages of the Fund’s net assets attributable to Common Stock, assuming that no Borrowings or other leverage is used. This will be the case, for instance, prior to the Fund’s expected entry into a bank loan facility or the use of other leverage. In accordance with these assumptions, the Fund’s expenses would be estimated to be as follows:”

20. Please delete from the first sentence of the narrative paragraph preceding the table the words “As required by the relevant SEC regulations.”

In response to the Staff’s comment, the Fund has removed “As required by the relevant SEC regulations” from the first sentence of the narrative paragraph preceding the table:

21. Please make prominent the first two sentences of footnote one.

In response to the Staff’s comment, the Fund has bolded the first two sentences of footnote one to the Example.

Statement of Additional Information

22. Since the Fund may make short sales and issue senior securities, please revise the relevant restrictions to more accurately reflect the Funds policies.

In response to the Staff’s comment, page 1 of the Statement of Additional Information has been revised to state the following:

“(1) issue senior securities to the extent permitted by (i) the Investment Company Act of 1940, as amended (the “1940 Act”), or interpretations or modifications by the SEC, the SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority;”

In addition, in response to the Staff’s comment, the Fund has removed the making of short sales of securities or purchasing any securities on margin from the sub-caption entitled “Investment Restrictions.” Although the Fund has no present intention to use the aforementioned investment techniques, the Fund may do so in the future.

Please note that we have included certain changes to Amendment No. 1 other than those in response to the Staff’s comments. In connection with the above-referenced filing, the Fund hereby acknowledges that:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP